Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction

Clinical Data BV	The Netherlands
Cogenics, Inc.	Delaware
Cogenics Genome Express S.A.	France
Cogenics Icoria, Inc.	Delaware
Cogenics Lark, Inc.	Delaware
Electa Lab s.r.l	Italy
NovaChem BV	The Netherlands
PGxHealth, LLC	Delaware
Vital Scientific BV	The Netherlands
Spectronetics NV	Curaçao, Netherlands Antilles